Exhibit (a)(31)

AMENDMENT NO. 30

TO THE DECLARATION OF TRUST OF

NORTHERN FUNDS

(a Delaware statutory trust)

This Amendment No. 30 (the “Amendment”) to the Agreement and Declaration of Trust of Northern Funds (the “Trust”) amends, effective August 9, 2012, the Agreement and Declaration of Trust of the Trust dated as of February 7, 2000, as amended (the “Declaration of Trust”).

WHEREAS, on August 9, 2012, the Trustees unanimously voted to authorize three additional series of shares of beneficial interest in the Trust named the Core Bond Fund, Short Bond Fund and U.S. Treasury Index Fund;

NOW, THEREFORE, the Declaration of Trust is hereby amended as follows:

1. An unlimited number of authorized, unissued and unclassified shares of beneficial interest of the Trust be, and hereby are, classified into an initial class of shares in each of the following series of shares: Core Bond Fund, Short Bond Fund and U.S. Treasury Index Fund (the “New Funds”).

2. Each share of the New Funds shall have all of the preferences, conversion and other rights, voting powers, restrictions, limitations, qualifications and terms and conditions of redemption that are set forth in the Agreement and Declaration of Trust of the Trust with respect to its shares of beneficial interest.

3. All references in the Declaration of Trust to the “Declaration” shall mean the Declaration of Trust as amended by this Amendment.

4. Except as specifically amended by this Amendment, the Declaration of Trust is hereby confirmed and remains in full force and effect.